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SECUR[illegible]SION

06002825

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 42682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Danielle Sieverling (703) 907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt St. (Address) Baltimore (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, VP and Secretary
Title

Notary Public

My Commission Expires March 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE INVESTMENT CORPORATION AND SUBSIDIARY

(a wholly-owned subsidiary of the NRECA United, Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission for the years ended December 31, 2005 and 2004

RE Investment Corporation and Subsidiary
Index
December 31, 2005 and 2004

Page(s)

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary:

In our opinion, the accompanying consolidated statements of financial position and the related statements of operations, shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplementary schedule of computation of net capital and aggregate indebtedness as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006
Baltimore, Maryland

RE Investment Corporation and Subsidiary
Consolidated Statements of Financial Position
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 2,106,358	$ 1,943,049
Investment in mutual funds, at market value	398,081	371,406
Accounts receivable	23,207	21,782
Due from Homestead Funds	1,105,379	562,963
Prepaid expenses and other assets	95,356	77,258
Deposit in escrow	27,453	26,855
Fixed asset, net (see Note 4)	5,694	18,725
Total assets	$ 3,761,528	$ 3,022,038
Liabilities		
Due to NRECA and affiliates	$ 895,974	$ 723,887
Accrued liabilities	430,408	373,885
Taxes payable	227,347	-
	$ 1,553,729	$ 1,097,772
Stockholder's Equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	1,887,133	1,603,600
Total stockholder's equity	2,207,799	1,924,266
Total liabilities and stockholders' equity	$ 3,761,528	$ 3,022,038

The accompanying notes are an integral part of these financial statements

RE Investment Corporation and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Income		
Management and administrative fees, net – Homestead Funds	$ 4,716,761	$ 4,169,690
Management fees – other	88,683	82,830
Interest	71,592	16,909
Realized gain on investments	-	167,598
Net unrealized depreciation on investment	3,822	30,415
Total income	4,880,858	4,467,442
Expenses		
Allocated administrative costs from NRECA	2,339,567	2,144,680
Promotional	248,644	245,467
Professional fees	125,548	120,037
Communication	8,361	6,663
Registration fees	67,679	53,483
Insurance	33,069	40,811
Other	310,951	341,178
Total expenses	3,133,819	2,952,319
Income before taxes	1,747,039	1,515,123
Provision for income taxes	(663,506)	(575,214)
Net income	$ 1,083,533	$ 939,909

The accompanying notes are an integral part of these financial statements

RE Investment Corporation and Subsidiary
Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2003	$ 1,000	$ 319,666	$ 1,263,691	$ 1,584,357
Net income	-	-	939,909	939,909
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2004	1,000	319,666	1,603,600	1,924,266
Net income	-	-	1,083,533	1,083,533
Dividends paid	-	-	(800,000)	(800,000)
Balance, December 31, 2005	$ 1,000	$ 319,666	$ 1,887,133	$ 2,207,799

The accompanying notes are an integral part of these financial statements

RE Investment Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 1,083,533	$ 939,909
Adjustments to reconcile net income to net cash provided by operating activities		
Non-cash items		
Unrealized appreciation on investment	(3,822)	(30,415)
Depreciation	13,031	35,510
Purchase of mutual fund shares	(22,853)	(4,446)
Changes in assets and liabilities		
(Increase) decrease in accounts receivable	(1,425)	122,424
Increase in due from Homestead Funds	(542,416)	(115,289)
(Increase) decrease in prepaid expenses, other assets and deposit in escrow	(18,696)	19,111
Increase in due to NRECA and affiliates	172,087	341,398
Increase (decrease) in accrued liabilities	56,523	(263,245)
Increase in taxes payable	227,347	-
Net cash provided by operating activities	963,309	1,044,957
Cash flows used in investing activities		
Sale of fixed assets	-	11,320
Net cash provided by investing activities	-	11,320
Cash flows used in financing activities		
Payment of dividends	(800,000)	(600,000)
Net cash used in financing activities	(800,000)	(600,000)
Net decrease in cash and cash equivalents	163,309	456,277
Cash and cash equivalents		
Beginning of year	1,943,049	1,486,772
End of year	$ 2,106,358	$ 1,943,049
Supplemental cash flows disclosures		
Income tax payments	$ 436,159	$ 575,214

The accompanying notes are an integral part of these financial statements

1. Organization

RE Investment Corporation (the Company) was organized on May 1, 1990 as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. The Company re-incorporated in the Commonwealth of Virginia on July 6, 1995. The Company is a wholly-owned subsidiary of NRECA United, Inc. ("United") which is a wholly owned subsidiary of the National Rural Electric Cooperative Association ("NRECA").

NRECA provides personnel, property and services to the company at a cost equal to the portion of the NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, RE Advisers Corporation (RE Advisers), which is registered as an investment manager under the Investment Advisers Act of 1940.

The Company and RE Advisers are allocated administrative expenses by NRECA. The allocated costs include a percentage of certain personnel's salaries and related indirect costs.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents.

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is three years for software.

3. Deposit in Escrow

At December 31, 2005 and 2004, the Company has placed $27,453 and $26,855 respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Fixed Assets

	2005	2004
Software	$ 110,700	$ 110,700
Equipment	8,950	8,950
	119,650	119,650
Less accumulated depreciation and amortization	(113,956)	(100,925)
Fixed assets, net	$ 5,694	$ 18,725

Depreciation expense was $13,031 and $35,510 for the years ended December 31, 2005 and 2004, respectively.

5. Investment Management and Administrative Agreements

The Company has entered into investment management agreements (the "Management Agreements") and administrative agreements (the "Administrative Agreements") with certain Homestead Funds, Inc. (the "Funds"), an affiliate of the Company. The Funds are a management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Management Agreements exist between the Company and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Small-Company Stock Fund, and the Nasdaq-100 Index Tracking Stock^{SM} Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Funds' average daily net assets, at various rates as set forth in the Funds' Prospectus. The management fee as a percentage of average daily net assets at December 31, 2005 and 2004 were: .50% for the Daily Income Fund, .45% for the Short-Term Government Securities Fund, .60% for the Short-Term Bond Fund, and .25% for the Nasdaq-100 Index Tracking Stock^{SM} Fund. For the Value Fund the management fees at December 31, 2005 and 2004 were .65% of average daily net assets up to $200 million and .50% of average daily net assets up to the next $200 million and .40% of average daily net assets in excess of $400 million. For Small Company Stock Fund the management fees at December 31, 2005 and 2004 were .85% of average daily net assets up to $200 million and .75% of average daily net assets in excess of $200 million. In 2005 and 2004 the Funds incurred the following management fees:

	2005	2004
Daily Income Fund	$ 497,274	$ 431,253
Short-Term Government Securities Fund	193,520	191,908
Short-Term Bond Fund	1,191,934	1,249,952
Value Fund	2,412,028	2,115,136
Small-Company Stock Fund	362,202	279,963
Nasdaq-100 Index Tracking Stock^{SM} Fund	16,607	15,698
Total	$ 4,673,565	$ 4,283,910

The Administrative Agreements provide for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets, at .25% as set forth in the Funds' Prospectus. In 2005 and 2004 the administrative fees incurred by the Stock Index Fund and the International Stock Index Fund were as follows:

	2005	2004
Stock Index Fund	$ 113,427	$ 95,557
Short-Term Government Securities Fund	24,742	13,593
Total	$ 138,169	$ 109,150

The Company has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectus. To pay such liability, the Company will first waive or reduce its investment management fee or administrative fee, as appropriate, and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the Expense Limitation Agreements, $94,973 and $223,370 of management fees were waived from the Funds for the years ended December 31, 2005 and 2004, respectively. The Company did not make any reimbursements to Homestead Funds in 2005. Reimbursements to the Funds were $675 for the year ended December 31, 2004, which is included in other expenses.

At December 31, 2005 and 2004, the Funds owed $1,105,379 and $562,963, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

The Company has other investment management agreements with unrelated entities. As of December 31, 2005 and 2004, the Company's receivables from these companies were $23,207 and $21,782, respectively. Management fee income from these agreements was $88,683 and $82,830 for the years ended December 31, 2005 and 2004, respectively.

6. Investment in Homestead Funds

At December 31, 2005 and 2004, the Company held shares in the Funds. These securities are classified as trading securities, and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values are based on quoted market prices. There were no sales during the year, and no purchases, other than reinvestments of distributions. The market value of securities owned at December 31, 2005 and 2004 were as follows:

	2005	2004
Short-Term Government Securities Fund	$ 78,292	$ 77,027
Small-Company Stock Fund	185,073	168,992
Small Index Fund	49,025	47,034
International Stock Index Fund	58,472	51,153
Nasdaq-100 Index Tracking Stock[SM] Fund	27,219	27,200
Total	$ 398,081	$ 371,406

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $13,765 which was $8,765 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1. At December 31, 2005 and December 2004, the Company qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1) of that Rule.

8. Income Taxes

The Company files a consolidated tax return with NRECA United Inc., and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2005 and 2004, there were no deferred tax assets or liabilities.

For the years ended December 31, 2005 and 2004 federal and state income tax expenses were as follows:

	2005	2004
Federal Income Taxes	$ 558,632	$ 484,295
State Income Taxes	104,874	90,919
Total	$ 663,506	$ 575,214

The taxes are all current and in 2005, $145,416 was paid to NRECA United, representing a tax benefit due to net operating loss carry forwards.

9. Related Parties

The Company paid NRECA United, $800,000 in dividends in 2005 and $600,000 in 2004.

At December 31, 2005 and 2004, the Company owed NRECA $695,974 and $523,887, respectively, for monthly services as described in Note 1 and other monthly operating expenses. In addition, at December 31, 2005 and 2004 the Company owed NRECA a dividend in the amount of $200,000.

The Company also provides investment management and administrative services to the Funds as described in Note 5.

UNCONSOLIDATED SUPPLEMENTARY SCHEDULE

RE Investment Corporation
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Act of 1934
December 31, 2005

Consolidated Stockholder's Equity at December 31, 2005	$ 2,207,799
Less	
Investment in RE Advisers	2,130,957
Prepaid expenses and other assets of the Company	63,077
Net capital at December 31, 2005	13,765
Minimum net capital required	5,000
Excess net capital	8,765
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness of the Company to net capital	0 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by RE Investment Corporation and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

OTHER INFORMATION

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants on Internal Control Required Under Rule 17a-5 of the Securities Exchange Act of 1934

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of RE Investment Corporation and Subsidiary (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

PRICEWATERHOUSECOOPERS

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 24, 2006